UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central

Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including revisions to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2014 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2014

	March 31,	September 30,
	2014	2014
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	1,882,901	2,156,527	351,340
Accounts receivable, less allowance for doubtful accounts
(March 31, 2014: RMB20,322; September 30, 2014: RMB23,691)	95,273	110,412	17,988
Inventories	31,583	25,611	4,172
Prepaid expenses and other receivables	37,010	16,712	2,723
Debt issuance costs	3,616	3,608	588
Deferred tax assets	7,664	8,578	1,398
Total current assets	2,058,047	2,321,448	378,209
Property, plant and equipment, net	626,632	616,545	100,446
Non-current prepayments	208,894	208,429	33,957
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2014: RMB42,703; September 30, 2014: RMB48,300)	225,496	211,805	34,507
Inventories	48,385	54,062	8,808
Intangible assets, net	120,549	118,239	19,263
Available-for-sale equity securities	144,247	139,637	22,750
Other investment	189,129	189,129	30,813
Debt issuance costs	7,854	6,028	982
Deferred tax assets	1,789	2,648	431
Total assets	3,631,022	3,867,970	630,166

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,775
Accounts payable	10,422	15,624	2,545
Accrued expenses and other payables	102,559	77,625	12,647
Deferred revenue	196,432	208,151	33,912
Amounts due to related parties	21,453	22,245	3,624
Income tax payable	2,571	7,202	1,173
Deferred tax liabilities	3,900	6,500	1,059
Total current liabilities	397,337	397,347	64,735
Convertible notes	777,753	797,227	129,884
Non-current deferred revenue	823,921	962,574	156,822
Other non-current liabilities	164,077	189,529	30,878
Deferred tax liabilities	27,938	27,331	4,453
Total liabilities	2,191,026	2,374,008	386,772

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2014 - (continued)

	March 31,	September 30,
	2014	2014
	RMB	RMB	US$
	(in thousands except share data)
EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and September 30, 2014, respectively	50	50	8
Additional paid-in capital	798,221	798,221	130,046
Treasury stock, at cost
(March 31 and September 30, 2014: 136,899 shares, respectively)	(2,815)	(2,815)	(459)
Accumulated other comprehensive income	84,263	81,393	13,260
Retained earnings	555,323	612,308	99,756
Total equity attributable to China Cord Blood Corporation	1,435,042	1,489,157	242,611
Non-controlling interests	4,954	4,805	783
Total equity	1,439,996	1,493,962	243,394
Total liabilities and equity	3,631,022	3,867,970	630,166

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months ended September 30, 2013 and 2014

	Three months ended September 30,			Six months ended September 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands except per share data)

Revenues	141,635	152,122	24,784	270,356	305,453	49,764
Direct costs	(27,360)	(30,348)	(4,944)	(51,852)	(60,124)	(9,795)
Gross profit	114,275	121,774	19,840	218,504	245,329	39,969
Operating expenses
Research and development	(2,310)	(2,330)	(380)	(4,833)	(4,829)	(787)
Sales and marketing	(27,633)	(30,953)	(5,043)	(56,057)	(62,696)	(10,214)
General and administrative	(28,042)	(31,028)	(5,055)	(55,444)	(60,174)	(9,804)
Total operating expenses	(57,985)	(64,311)	(10,478)	(116,334)	(127,699)	(20,805)
Operating income	56,290	57,463	9,362	102,170	117,630	19,164
Other expense, net
Interest income	4,312	4,704	766	8,494	8,970	1,461
Interest expense	(16,461)	(25,209)	(4,107)	(31,219)	(50,104)	(8,163)
Exchange gain/(loss)	69	(182)	(30)	(55)	(2)	—
Dividend income	—	—	—	8,722	1,196	195
Others	514	680	111	1,044	1,297	211
Total other expense, net	(11,566)	(20,007)	(3,260)	(13,014)	(38,643)	(6,296)
Income before income tax	44,724	37,456	6,102	89,156	78,987	12,868
Income tax expense	(19,706)	(10,214)	(1,664)	(31,079)	(22,151)	(3,609)
Net income	25,018	27,242	4,438	58,077	56,836	9,259
Net income attributable to non-controlling interests	(114)	7	1	(267)	149	24
Net income attributable to China Cord Blood Corporation’s shareholders	24,904	27,249	4,439	57,810	56,985	9,283

Net income per share:
Attributable to ordinary shares
- Basic	0.33	0.35	0.06	0.73	0.72	0.12
- Diluted	0.33	0.35	0.06	0.73	0.72	0.12

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	2,789	913	149	9,594	1,442	235
- Net unrealized gain/(loss) in available-for-sale equity securities, net of nil tax	59,220	(8,818)	(1,437)	83,558	(4,312)	(703)
Comprehensive income	87,027	19,337	3,150	151,229	53,966	8,791

Comprehensive income attributable to non-controlling interests	(114)	7	1	(267)	149	24
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	86,913	19,344	3,151	150,962	54,115	8,815

Other Events

On November 25, 2014, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2014. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.                                                                                                                  Description

99.1                                                                                                                                                                 Press Release, dated November 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: November 25, 2014